Exhibit 99.1

Mobile-health Network Solutions Announces Change of Address effective March 1, 2026

SINGAPORE, January 13, 2026 – Mobile-health Network Solutions (Nasdaq: MNDR) (“Mobile-Health” or the “Company”), a leading AI HealthTech platform, today announced that the Company will change its business address and mailing address to 2 Venture Drive, #07-08, Vision Exchange, Singapore 608526, effective March 1, 2026.

The Company believes that the relocation within the same building provides a conducive environment for the Company to maintain highest standards of excellence and customer satisfaction, enhance operations, and better serve the Company’s valued clients and partners.

About Mobile-health Network Solutions

Mobile-health Network Solutions is a leading AI-powered digital health platform headquartered in Singapore, with operations across Southeast Asia and expanding into the US. The company provides telemedicine, AI-driven health tools, and virtual clinic infrastructure to empower patients and doctors worldwide. Its mission is to make healthcare accessible, intelligent, and human - through technology. For more information, please visit our website.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to financial and business prospects, anticipated benefits of the Company’s transition to an asset-light platform, the Company’s goals and future activity, including continued development of proprietary technologies, strategic partnerships, and its capital initiatives. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

(+65) 6222 5223

Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com